Exhibit 99.1

Ecopetrol S.A. Announces the Redemption of its International Bond Issued in 2009 for a Nominal Amount of USD 1.5 Billion

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that on December 27, 2018 it redeemed in advance the entire ten-year international bond issued in 2009, as it was announced in a press release on November 27, 2018.

Consistent with the bond’s conditions, the redemption price was US$1,025.48 per US$1,000 principal amount, equivalent to US$1,538,219,261.43, plus accrued interest as of the Redemption Date of US$32.62 per US$1,000 principal amount, equivalent to US$48,927,083.33, the total payment by Ecopetrol was equal to US$1,058.10 per US$1,000 principal amount, equivalent to US$1,587,146,344.76.

Taking into account this redemption, Ecopetrol has now complied with 79% of its consolidated debt amortization payments projected for 2019. The redemption generates financial savings for the Ecopetrol Group and improves the company’s credit, maintaining cash flexibility to finance the Group’s operations.

This redemption is in line with the objectives of the Company’s 2020 business plan and confirms Ecopetrol’s commitment to continue improving its credit rating and increasing shareholder returns.

Bogotá D.C., December 27, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets (I)

Lina María Contreras Mora

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co